Exhibit (h)(15)

The following resolution was duly adopted by the Board of Trustees of the Registrant and has not been modified or rescinded:

RESOLVED: That the fee waiver arrangement with Legg Mason Partners Fund Advisor, LLC (the “Manager”), pursuant to which the Manager agrees to waive its compensation (and, to the extent necessary, bear other expenses) so that the annual ordinary operating expenses (exclusive of interest, taxes, brokerage commissions, extraordinary expenses and acquired fund expenses) would not exceed an annual rate of 0.45% with respect to Class I Shares, 0.35% with respect to Class IS Shares and 0.70% with respect to Class FI Shares of Western Asset Short Term Yield Fund for the period ending December 31, 2012; unless the Board otherwise agrees, subject in each case to recoupment and such other terms as described to this meeting be and they hereby are approved.